Exhibit (a)(5)(M)

BGC ANNOUNCES INCREASE OF ALL-CASH TENDER OFFER TO ACQUIRE GFI

GROUP TO $6.10 PER SHARE

Offers Additional Consideration of $0.10 per Share Contingent Upon Determination of

Superiority by GFI Special Committee and Board

BGC Extends Tender Offer Deadline to February 3, 2015

BGC Urges GFI Shareholders to Vote AGAINST the Inferior CME/GFI Management

Transaction and Tender Their Shares to BGC

NEW YORK, NY – January 20, 2015 – BGC Partners, Inc. (NASDAQ: BGCP) (“BGC Partners,” “the Company,” or “BGC”), a leading global brokerage company primarily servicing the financial and real estate markets, today announced that it has increased its fully financed, all-cash tender offer to acquire all of the outstanding shares of GFI Group Inc. (NYSE: GFIG) (“GFI Group” or “GFI”) to $6.10 per share.

In addition, the Company extended the expiration date for the tender offer to 5:00 PM ET on February 3, 2015, unless extended. The deadline was changed because the relevant rules require an extension of the expiration date if a material change to the tender offer is made. The offer was previously scheduled to expire at 5:00 PM ET, on January 29, 2015. BGC’s revision to its cash offer of $6.10 per share represents a premium of $0.25, or approximately 4%, to the $5.85 per share stock and cash consideration offered by the CME and GFI management.

Howard Lutnick, Chairman and Chief Executive Officer of BGC, said: “We are fully committed to completing this transaction and our revised offer is clearly superior to the current agreement in place between CME and GFI management. For too long the GFI special committee and board have failed to act in the best interest of all GFI shareholders and have instead chosen to focus on outrageous, deceptive and self-serving arguments made by GFI management.

“We continue to remind GFI shareholders to vote against the proposed $5.85 CME/GFI management stock and cash transaction at the January 27, 2015 special meeting of shareholders and also urge them to tender their shares into our obviously superior all-cash offer. We are prepared to move quickly to complete our fully-financed tender offer and deliver the higher value to which GFI shareholders are entitled.”

Mr. Lutnick concluded: “We remain confident that BGC’s stockholders and bondholders will benefit from a combination of GFI and BGC, as it will result in increased productivity per broker and meaningful synergies, which should enable us to increase revenues, profitability, and cash flows, while maintaining our investment grade rating. We also continue to believe that GFI’s customers, trading counterparties, vendors, brokers, and support staff would all benefit from GFI’s wholesale brokerage becoming part of a much larger, better capitalized, and more diversified company.”

BGC also announced today that is delivering an executed agreement to the board of GFI that, if countersigned by GFI, provides that BGC would increase its fully financed, all-cash tender offer to acquire all of the outstanding shares of GFI by an additional $0.10 per share. This proposed revision to $6.20 per share would represent a premium of $0.35, or approximately 6%, to the $5.85 per share stock and cash consideration offered by CME and GFI management. BGC has given the GFI special committee and board until 11:59 PM ET today to commence the “match period” under GFI’s merger agreement with CME in order for GFI shareholders to receive the additional $0.10 per share.

A copy of the tender offer agreement will be filed with the Securities and Exchange Commission (“SEC”). As previously announced, BGC has also filed a proxy statement with a GOLD proxy card with the SEC in order to solicit votes against the inferior CME transaction at the January 27, 2015 GFI special meeting. GFI shareholders can vote against this transaction by returning the GOLD proxy card from BGC or by voting “against” using the materials provided by GFI.

As of 5:00 PM on January 16, 2015, approximately 13.9 million shares were tendered pursuant to the offer. The 13.9 million tendered shares, together with the 17.1 million shares of GFI common stock already owned by BGC, represent approximately 24.4% of GFI’s outstanding shares.

Innisfree M&A Incorporated is the Information Agent for the tender offer and any questions or requests for the Offer to Purchase and related materials with respect to the tender offer may be directed to them, toll-free at (888) 750-5884.

BGC’s financial advisor and dealer manager for the tender offer is Cantor Fitzgerald & Co. and its legal advisor is Wachtell, Lipton, Rosen & Katz.

About BGC Partners, Inc.

BGC Partners is a leading global brokerage company servicing the financial and real estate markets. Products include fixed income securities, interest rate swaps, foreign exchange, equities, equity derivatives, credit derivatives, commercial real estate, commodities, futures, and structured products. BGC also provides a wide range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back-office services to a broad range of financial and non-financial institutions. Through its BGC Trader and BGC Market Data brands, BGC offers financial technology solutions, market data, and analytics related to numerous financial instruments and markets. Through the Newmark Grubb Knight Frank brand, BGC offers a wide range of commercial real estate services including leasing and corporate advisory, investment sales and financial services, consulting, project and development management, and property and facilities management. BGC’s customers include many of the world’s largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments, corporations, property owners, real estate developers, and investment firms. BGC’s common stock trades on the NASDAQ Global Select Market under the ticker symbol (NASDAQ: BGCP). BGC also has an outstanding bond issuance of Senior Notes due June 15, 2042, which trade on the New York Stock Exchange under the symbol (NYSE: BGCA). BGC Partners is led by Chairman and Chief Executive Officer Howard W. Lutnick. For more information, please visit http://www.bgcpartners.com.

BGC, BGC Trader, Newmark, Grubb & Ellis, and Grubb are trademarks and service marks of BGC Partners, Inc. and/or its affiliates. Knight Frank is a service mark of Knight Frank (Nominees) Limited.

Important Additional Information

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of GFI Group Inc. (“GFI”) or any other securities. BGC Partners, Inc. and its subsidiary BGC Partners, L.P. have commenced a tender offer for all outstanding shares of common stock of GFI and have filed with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO (including an Offer to Purchase, a Letter of Transmittal and related documents). These documents, as they may be amended from time to time, contain important information, including the terms and conditions of the tender offer, and shareholders of GFI are advised to carefully read these documents before making any decision with respect to the tender offer.

BGC has filed a proxy statement and relevant documents in connection with the special meeting of the stockholders of GFI at which the GFI stockholders will consider certain proposals regarding the potential acquisition of GFI by CME Group Inc. (the “Special Meeting Proposals”). BGC and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from GFI’s stockholders in connection with the Special Meeting Proposals. STOCKHOLDERS OF GFI GROUP ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. These materials are also available to GFI Group security holders at no expense to them at http://ir.bgcpartners.com or by calling BGC Partners’ information agent, Innisfree M&A Incorporated, toll-free at (888) 750-5884.

Discussion of Forward-Looking Statements by BGC Partners

Statements in this document regarding BGC Partners’ business that are not historical facts are “forward-looking statements” that involve risks and uncertainties. Except as required by law, BGC undertakes no obligation to release any revisions to any forward-looking statements. For a discussion of additional risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see BGC’s Securities and Exchange Commission filings, including, but not limited to, the risk factors set forth in the Company’s public filings, including BGC’s most recent Form 10-K and any updates to such risk factors contained in subsequent Form 10-Q or Form 8-K filings.

BGC Media Contacts:

George Sard / Bryan Locke / Bob Rendine

Sard Verbinnen & Co

+1-212-687-8080

Hannah Sloane +1 212-294-7938	Sarah Laufer +1 212-915-1008

BGC Investor Contacts:
Jason McGruder +1 212-829-4988	Jason Chryssicas +1 212-915-1987